July 21, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction
Washington, D.C. 20549
Attention: Ms. Janice Adeloye and Ms. Erin E. Martin

RE: Registration Statement on Form S-11 (File No. 333-256699)

Dear Ms. Adeloye and Ms. Martin,

Wheeler Real Estate Investment Trust, Inc. (the “Registrant”) hereby withdraws the request for acceleration contained in its letter dated July 20, 2021 and, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, requests that the effective date of the above referenced Registration Statement on Form S-11(the “Registration Statement”) be accelerated so that the Registration Statement, as amended, may become effective at 4:00 pm, Eastern Time, on July 21, 2021, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrant’s counsel, Daniel P. Raglan of Cadwalader, Wickersham & Taft LLP by telephone at 917 945-3617 or by e-mail at daniel.raglan@cwt.com.

Very truly yours,
WHEELER REAL ESTATE INVESTMENT TRUST, INC.
By: /s/ Crystal Plum
Crystal Plum
Chief Financial Officer

cc: Daniel P. Raglan

(Cadwalader Wickersham & Taft LLP)